Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Justin M. Dolling(4)	The Landmark
David Patrick Eich(1),(3),(4)	15 Queen’s Road Central
Douglas S. Murning(4)	Hong Kong
Nicholas A. Norris(4)
John A. Otoshi(2)	Telephone: +852 3761 3300
Jesse D. Sheley(1)	Facsimile: +852 3761 3301
Dominic W.L. Tsun(2),(4)
Li Chien Wong	www.kirkland.com
David Yun(4),(5)

Registered Foreign Lawyers
Pierre-Luc Arsenault(2)
Christopher Braunack(4)
Albert S. Cho(2)
Michel Debolt(2)
Angela Russo(1)
Benjamin Su(2)
Ashley Young(4)	September 13, 2012
David Zhang(2)
Fan Zhang(1)

VIA EDGAR AND ELECTRONIC SUBMISSION

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Draft Registration Statement

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               China Mobile Games and Entertainment Group Limited

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we set forth below the Company’s supplement response to the comment contained in the letter dated September 11, 2012 from the staff of the Commission (the “Comment Letter”), which is in addition to the response submitted by the Company on September 12, 2012. For ease of reference, we have set forth the staff’s comments with the Company’s response below.

We wish to thank you and other members of the staff in advance for your review of the enclosed filing.

(1) Admitted in the State of Illinois

(2) Admitted in the State of New York

(3) Admitted in the State of Wisconsin

(4) Admitted in England and Wales

(5) Admitted in New South Wales (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

1.                                      We note from your disclosures on page 178 and 179 that Dr. Zhang may be deemed to have beneficial ownership of all the shares held in VODone by virtue of his status as a controlling person and as such he will have 88.1% voting power in the company following the Distribution transaction. We further note that you are in the process of transferring 100% of the equity ownership in Yingzheng to Dr. Zhang. Please tell us how the change in the VIE’s ownership structure will impact your consolidation analysis. In this regard, describe the agreements that you will rely upon to determine whether you have the power to direct the activities that most significantly impact the VIE’s economic performance and tell us how Dr. Zhang’s majority ownership in both the company and the VIE will impact your analysis. In your response, specifically address how you will determine whether the kick-out rights are substantive and whether you believe that Dr. Zhang’s ownership interests are barriers to exercising such rights. We refer you to the guidance ASC 810-10-55-35.

The Company wishes to supplement its response to comment one in the Comment Letter as follows:

The Company respectfully submits that its power to direct the activities that most significantly impact Yingzheng’s economic performance are dependent upon the Agreement for Voting Proxies that was entered into between Yingzheng, its shareholders and Yitongtianxia on October 28, 2009 and re-assigned from Yitongtianxia to 3GUU BVI on December 16, 2011. Pursuant to this agreement, 3GUU BVI has the right to vote on behalf of all of Yingzheng’s shareholders on all matters concerning Yingzheng that may require shareholders’ approval. The board of directors of 3GUU BVI has ultimate control over how 3GUU BVI will vote in such matters, and under British Virgin Islands law, 3GUU BVI’s board has fiduciary duties to act in the best interests of all of its shareholders as a whole, which ultimately includes only the Company. Thus, regardless of the interests of the shareholders of Yingzheng, any matter requiring Yingzheng shareholder approval will be resolved in a manner that is in the best interests of the Company as determined by the board of directors of the Company (the “Board”). After the distribution, the Board will consist of eight members, each of whom have fiduciary duties to act in the best interests of the Company, and Dr. Zhang serves as the chairman of the Board.   In the event that the Board will need to act with respect to Yingzheng, Dr. Zhang’s influence will be limited because of the size of the board and the director fiduciary duties to the Company of him and all members of the Board.

Further, the kick-out right of the Company is contained in an exclusive call option agreement between the shareholders of Yingzheng and Yitongtianxia dated October 28, 2009, which gives Yitontianxia or its designated person the right to purchase all of the shares in Yingzheng for minimal consideration at any time permitted to do so under PRC law. The determination of whether to exercise this option rests with either the shareholder of Yitongtianxia, which ultimately is the Company, or with the board of directors of Yitongtianxia, which, under PRC law, has fiduciary duties to act in the best interests of its shareholder, which ultimately is the Company. Thus, regardless of the interests of the shareholders of Yingzheng, the kick-out right will only be exercised in a manner that is in the best interests of the Company as determined by the Board.

The Company respectfully submits that although Dr. Zhang may be deemed to be the beneficial owner of 88.1% of the voting power in the Company following the distribution transaction by virtue of his directorship in VODone, the controlling shareholder of the Company, there are several factors that prevent him from influencing 3GUU BVI to exercise its sole right to vote on all matters concerning Yingzheng in a manner that is detrimental to the Company or from influencing Yitongtianxian to not exercise the kick-out right when failing to do so would be detrimental to the Company. First, as discussed above, the rights to exercise 3GUU BVI’s rights under the voting proxy and Yitongtianxia’s rights under the call option are held by the respective boards of each company, and each board has fiduciary duties to act in the best interests of its shareholders, which for both companies is ultimately the Company. Therefore, the board of 3GUU BVI ultimately takes directions from the Board, of which Dr. Zhang is one of eight members, and the board of Yitongtianxia ultimately takes directions from the Company’s management, of which Dr. Zhang is not a member. Second, Dr. Zhang is only one of six members of the board of 3GUU BVI (another director being his wife), and he is not a member of the board of directors of Yitongtianxia.  Yongchao Wang, the vice chairman of the Company, is the sole director of Yitongtianxia.   Therefore, Dr. Zhang has limited influence over 3GUU BVI and Yitongtianxia.   In the event that the Company’s Board will need to act with respect to Yingzheng, after the distribution, Dr. Zhang will only be one of eight directors of the Company and his influence is limited and he is bound by director fiduciary duties.  Third, although Dr. Zhang may be deemed to have beneficial ownership of all the shares held in VODone because of his position on the VODone board of directors, Dr. Zhang only controls 11% of VODone’s shares and he is only one of six directors on the board of VODone (another being his wife). Of his potential deemed beneficial ownership of 88.1% of the Company’s voting power, nearly 80% of that voting power is derived from shares held by VODone, which shares will have 5-to-1 super voting rights after the distribution. Further, because VODone is a Hong Kong-listed company incorporated in Bermuda, Dr. Zhang has a duty to “act honestly and in good faith in the interest of the company as a whole” under the listing rules of the Hong Kong Stock Exchange, which imposes director duties and corporate governance requirements on top of Bermuda law concerning director duties, and failing to take an action in order to benefit himself as the sole shareholder of Yingzheng, while hurting the interests of the group as a whole, would likely violate the listing rules the Hong Kong Stock Exchange and Bermuda laws.

*              *              *

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

David T. Zhang
of Kirkland & Ellis International LLP

Enclosures

cc:                                 Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
Ringo Choi, Partner, Ernst & Young Hua Ming